9a

04036824

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gtech Int'l Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 14 2004
THOMSON FINANCIAL

FILE NO. 82- 3779 FISCAL YEAR 4-30-04

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: dw

DAT : 9/13/04

Exemption No. 82-377

ARLS
4-30-04

Gtech International Resources Limited

Financial Statements

April 30, 2004
and
April 30, 2003

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Gtech International Resources Limited

We have audited the balance sheets of Gtech International Resources Limited as at April 30, 2004 and 2003, and the statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2004 and 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
June 21, 2004

Gtech International Resources Limited
Statements of Operations and Deficit

For the years ended April 30,		2004		2003
Revenue				
Interest	$	6,036	$	1,100
Gain on sale of securities		162,798		-
		168,834		1,100
Expenses				
Audit and legal		13,578		11,672
Office, stock exchange fees and shareholder communications		15,135		17,982
		28,713		29,654
Net income (loss) for the year		140,121		(28,554)
Deficit, beginning of year		(4,455,330)		(4,426,776)
Deficit, end of year	$	(4,315,209)	$	(4,455,330)
Earnings (loss) per share (note 7)	$	0.03	$	(0.01)

See notes to financial statements

Gtech International Resources Limited
Balance Sheets

As at April 30,	2004	2003
Assets		
Current		
Cash	$ 508,469	$ 102,517
Amounts receivable	269	63
	508,738	102,580
Investment in securities	-	84,000
	$508,738	$186,580
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 3,237	$ 3,200
Shareholders' Equity		
Share capital (note 4)	4,820,710	4,638,710
Deficit	(4,315,209)	(4,455,330)
	505,501	183,380
	$508,738	$186,580

Approved by the Directors

"Ian A. Dennis"
Director

"Frederick Bart"
Director

See notes to financial statements

Gtech International Resources Limited
Statements of Cash Flows

For the year ended April 30,	2004	2003
Cash provided by (used in)		
Operating activities		
Net loss for the year	$ 140,121	$ (28,554)
Items not affecting cash:		
(Gain) Loss on sale of shares	(162,798)	3,250
Changes in non-cash working capital:		
Amounts receivable	(206)	1,955
Accounts payable and accrued liabilities	37	1
	(22,846)	(23,348)
Investing activity		
Proceeds from sale of shares	246,798	9,875
Financing activity		
Exercise of warrants	182,000	-
Increase (Decrease) in cash	405,952	(13,473)
Cash, beginning of year	102,517	115,990
Cash, end of year	$ 508,469	$ 102,517

1. **Nature and Continuance of Operations**

The company was incorporated under the laws of the Yukon Territory and is registered extra-provincially in the Province of British Columbia, Canada.

The company was in the process of exploring its mineral properties and had not determined whether these properties contained ore reserves that were economically recoverable. The Company has written-off all amounts shown for mineral properties and their related deferred costs. The Company is currently considering opportunities in the biotechnology field.

2. **Significant Accounting Policies**

(a) Mineral Properties and Deferred Costs
The Company has written-off all of its mineral property interests and retains a residual royalty entitlement in respect of its Aurex exploration property.

(b) Fair value of financial instruments
The carrying amount of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.

(c) Stock option plan
The company has no formal stock-based compensation plan. Options are granted periodically by the directors and compensation expense is recognized when stock or stock options are issued using the fair value method. Any consideration paid by directors, employees or consultants on exercise of stock options or purchase of stock is credited to share capital. No stock options were issued during the years ended April 30, 2003 and 2004.

(d) Translation of foreign currency
The Company's Australian operations are considered to be integrated operations for the purposes of foreign currency translation. Amounts stated in Australian dollars are translated into Canadian dollars by translating monetary assets and liabilities at the exchange rate in effect at the balance sheet date and non-monetary items, revenue and expenses at the rate in effect on the date of the transaction. The net effect of the foreign currency translation is included in the statement of operations and deficit.

(e) Income taxes
Effective January 1, 2000, the company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes, whereby income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. These new standards also require that the future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. The Company has currently provided for a full valuation allowance against any potential tax assets.

The implementation of the new recommendation, which was applied retroactively, has had no effect on these consolidated financial statements.

2. **Significant Accounting Policies** ***(continued)***

(f) **Use of estimates**
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

(g) **Investments**
The Company's investments are carried at cost and are considered non-current assets as the Company intends to hold them for a period of greater than one year. If there is an aggregate loss in value that is other than temporary, defined as existing over two consecutive year ends, the component loss investments are written-down to their estimated market values.

3. **Exploration Agreements**

CANADA
YUKON TERRITORY

Aurex Property
Mayo Mining District

The Company had a 100% interest in this property, which consists of 155 mineral claims.

On August 16 2001, the Company agreed with Expatriate Resources to accept $84,000 to be paid by the issue of 600,000 common shares in Expatriate Resources Limited as final settlement for the property.

Gtech International Resources Limited retains a 1.5% royalty on the project which Expatriate may purchase at any time for $1 million.

Revenue Creek Area
Whitehorse Mining District

The Company owned 69 mineral claims, which it sold to ATAC Resources Limited (ATAC), a Canadian public company on January 16 2002, the Company agreed to accept 200,000 common shares in ATAC Resources Limited and a cash payment of $5,000 in final settlement of the cash component for the transfer of the project.

Gtech International Resources Limited retains a 2% net smelter royalty (NSR) of which ATAC can purchase a 1.5% NSR from the Company for $600,000.

4. Share Capital

Authorized

Unlimited number of common shares without nominal or par value

Issued and outstanding

	Number of shares	Amount
Balance, April 30, 2003	3,709,667	$4,638,710
Exercise of warrants on May 9, 2003	1,300,000	182,000
Balance, April 30, 2004	5,009,667	4,820,710

Stock Options Outstanding

At April 30, 2003, stock options are outstanding to purchase 158,500 shares at $0.20 per share which expire on or before February 3, 2005 and 130,000 shares at $0.38 per share which expire on May 22, 2006.

Warrants Outstanding

At April 30, 2003, warrants were outstanding to purchase 1,300,000 shares at $0.14 per share which were to expire on or before 16 May 2003. These warrants were owned by the parent company, Genetic Technologies Limited who exercised these warrants on 9 May 2003 raising cash of C$182,000. As at 30 April 2004 there were no warrants outstanding.

5. Related Party Transactions

The Company is a subsidiary of Genetic Technologies Limited, which owns 3,918,499 shares of the Company representing 78.22% of the Company's outstanding shares. The following related party transactions occurred during the year:

- On 9 May 2003, the major shareholder, Genetic Technologies Limited exercised all of its 1,300,000 warrants at $0.14 for $182,000 cash.

6. Income Tax Benefits

For income tax purposes, unclaimed exploration and development expenses and capital cost allowances exceed the amounts recorded on the balance sheet by approximately $693,798. These amounts are available to be deducted against future taxable income, the future benefit of which has not been recorded in the accounts. In addition, the company has non-capital loss carry-forwards of $303,785 (2002 - $603,331) which are available to reduce future taxable income and which expire as follows:

	2004	2003
2004	-	299,526
2005	103,871	103,871
2006	73,476	73,476
2007	68,695	68,695
2008	-	-
2009	32,439	32,439
2010	25,304	25,304
2011	-	-
	303,785	603,331

7. Earnings (Loss) per share

Earnings (Loss) per share is calculated using the weighted-average number of common shares outstanding during the year. Fully-diluted loss per share is not disclosed as it is anti-dilutive.

8. Comparative Figures

Certain of the figures from 2003 have been reclassified to conform to the financial statement presentation adopted in the current year.

9. Subsequent Events

There have been no significant events since the end of the financial period.

Exemption No. 82-3779.

GTECH INTERNATIONAL RESOURCES LIMITED

2004 ANNUAL AND SPECIAL GENERAL MEETING	• Notice of Annual and Special Meeting of Shareholders • Management Proxy Circular • Financial Statements for the Financial Year Ended April 30, 2004 and the Report of the Auditors Thereon • Management Discussion and Analysis
Place:	Offices of the Company Suite 2, Level 12 75 Elizabeth Street Sydney NSW 2000 Australia
Time:	3:00 p.m. (Sydney, Australia time)
Date:	September 16, 2004

GTECH INTERNATIONAL RESOURCES LIMITED

CORPORATE DATA

Head Office
Suite 2, Level 12, 75 Elizabeth Street
Sydney, NSW 2000
Australia
E-mail: iandennis@gtg.com.au
www.gtechinternational.com

Directors & Officers
Mervyn Jacobson, Chairman, CEO and Director
Ian A. Dennis, President, CFO, Secretary and Director
Frederick Bart, Director
Elizabeth Sy, Director

Registrar & Transfer Agent
Computershare Trust Company of Canada
4th Floor
510 Burrard Street
Vancouver, B.C. V6C 3B9

Solicitors
Davis & Company
Barristers & Solicitors
2800 – 666 Burrard Street
Vancouver, B.C. V6C 2Z7

Auditors
De Visser Gray
Chartered Accountants
401 – 905 West Pender Street
Vancouver, B.C. V6C 1L6

Listing
NEX
TSX Venture Exchange
Symbol: GCH.H

GTECH INTERNATIONAL RESOURCES LIMITED

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "**Meeting**") of **Gtech International Resources Limited** (the "**Company**") will be held at the offices of the Company, Suite 2, Level 12, 75 Elizabeth Street, Sydney, NSW 2000, Australia, on Thursday, the 16th day of September, 2004, at the hour of 3:00 p.m. (Sydney, Australia time), for the following purposes:

(a) to receive the Report of the Directors to the Shareholders;

(b) to receive and consider the Financial Statements of the Company for the financial year ended April 30, 2004, together with the report of the auditors thereon;

(c) to appoint auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

(d) to elect Directors of the Company for the ensuing year;

(e) to approve, adopt and ratify the ordinary resolution as set out in the Management Proxy Circular of the Company dated August 5, 2004 ("**Circular**") accompanying this Notice of Meeting, relating to the Stock Option Plan of the Company; and

(f) to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular, form of Proxy, Financial Statement Request Form, the Financial Statements of the Company for the financial year ended April 30, 2004, and the auditors' report thereon, and the Management Discussion and Analysis.

Shareholders who are unable to attend the Meeting are requested to read the information on the reverse of the enclosed form of Proxy and then to complete, date, sign and deposit the form of Proxy in accordance with the instructions set out in the Proxy and in the Circular.

BY ORDER OF THE BOARD

(Signed) *"Ian A. Dennis"*

President

Sydney, Australia
August 5, 2004

GTECH INTERNATIONAL RESOURCES LIMITED

Suite 2, Level 12, 75 Elizabeth Street
Sydney, NSW 2000
Australia
Telephone: (612) 9233-5015
Facsimile: (612) 9232-5313
E-mail: iandennis@gtg.com.au
www.gtechinternational.com

MANAGEMENT PROXY CIRCULAR

containing information as at August 5, 2004 unless otherwise noted

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Management Proxy Circular ("Circular") is being furnished in connection with the solicitation of proxies by the management of Gtech International Resources Limited (the "Company") for use at the Annual and Special Meeting of the shareholders of the Company to be held on Thursday, September 16, 2004 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof.

Cost and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of Common shares of the Company. All costs of solicitation will be born by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of the Company to attend and act at the Meeting for the shareholder and on the shareholder's behalf.

The individuals named in the enclosed form of proxy are the President and a director of the Company (the "**Management Designees**"). **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER FORM OF PROXY.** A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by fax 1-866-249-7775, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, #200 – 304 Jarvis Street, Whitehorse, Yukon Territory, Y1A 2H2, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder properly completing, executing and depositing another form of proxy bearing a later date at the offices of Computershare Trust Company of Canada within the time period and in the manner set out under the heading "Appointment of Proxy" above or by the shareholder personally attending the Meeting, withdrawing his or her prior proxy and voting the shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Unless a ballot is called for or required by law, voting at the Meeting will be by way of show of hands. Common shares represented by a properly completed, executed and deposited proxy may be voted by the proxyholder on a show of hands, except where the proxyholder has conflicting instructions from more than one shareholder, in which case such proxyholder will not be entitled to vote on a show of hands. In addition, shares represented by proxies will be voted on any ballot. In either case, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted or withheld from voting in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE SHARES REPRESENTED BY THE PROXY FOR SUCH MATTER.

The enclosed form of proxy when properly completed, executed and deposited and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial holders of Common Shares

Only registered holders of Common shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either (i) in the name of an intermediary (an "**Intermediary**") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of the Canadian Securities Administrators, the Company will have distributed copies of the Notice of Meeting, this Circular, and the enclosed form of proxy (collectively, the "**meeting materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders of Common shares.

Intermediaries are required to forward the meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived their right to receive them. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and submit it to Computershare Trust Company of Canada by mail or delivery at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by fax at 1-866-249-7775 with respect to the Common shares beneficially owned by such Non-Registered Holder, in accordance with the instructions elsewhere in this Circular; **OR**

(b) more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the proxy and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

RECORD DATE AND RIGHT TO VOTE

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at the close of business on Wednesday, August 4, 2004 ("**Record Date**")

Every shareholder of record at the Record Date who personally attends the Meeting will be entitled to vote at the Meeting or any adjournment(s) thereof, except to the extent that:

(a) such shareholder has transferred the ownership of any of his or her Common shares after August 4, 2004; and

(b) the transferee of those Common shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common shares, and demands, not later than 10 days before the Meeting, that his name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote those shares at the Meeting.

A person duly appointed under an instrument of proxy will be entitled to vote the shares represented thereby only if the proxy is properly completed and delivered in accordance with the requirements set out under the heading "Appointment And Revocation Of Proxies" and has not been revoked.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

On August 4, 2004, the Company has issued and outstanding 5,009,667 fully paid and non-assessable Common shares, each Common share carrying the right to one vote. **The Company has no other classes of voting securities.** The Company is authorized to issue an unlimited number of Common shares, which have attached thereto the following preferences, rights, conditions, restrictions, limitations, or prohibitions:

Voting

The holders of Common shares shall be entitled to receive notice of and attend any meeting of the shareholders and shall, in respect of each Common share held, be entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each Common share held by them.

Dividends

The holders of Common shares shall be entitled to receive, out of all profits or surplus available for dividends, any dividend declared by the Directors from time to time.

Participation in Assets on Dissolution

In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary or on a distribution of assets when the Company has ceased to carry on business, the holders of the Common shares shall be entitled to share equally in the assets of the Company.

Principal Holders

To the knowledge of the directors and executive officers of the Company, as at August 4, 2004, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over Common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company is:

Name	No. of Shares	Percentage
Genetic Technologies Limited [(1)]	3,918,489	78.22%

Note:

1. Genetic Technologies Limited is an Australian public company whose shares are listed on the Australian Stock Exchange. Mervyn Jacobson, Frederick Bart and Ian A. Dennis, all directors of the Company, are the Executive Chairman, Deputy Chairman and Executive Director, respectively, of Genetic Technologies Limited. The directors and officers of the Company, as a group, own in the aggregate approximately 43.58% of Genetic Technologies Limited and as a result indirectly own, as a group, approximately 34.09% of the Company. See "Election of Directors" for particulars.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers of the Company

For the purposes of this Circular:

(a) "CEO" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "CFO" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c) "executive officer" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company; and

(d) "Named Executive Officers" means:

(i) each CEO;

(ii) each CFO;

(iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iv) any additional individuals who would have been included under paragraph (c) were it not for the fact that the individual was not serving as an officer at the end of the most recently completed financial year.

Summary of Compensation

The following table sets forth all compensation paid in respect of the individual who was as at April 30, 2004, the President, the acting Chief Executive Officer and the Chief Financial Officer of the Company (the "**Named Executive Officer**"). There are no executive officers of the Company whose total salary and bonus exceeded $150,000 in the financial year ended April 30, 2004.

Summary Compensation Table

		Annual Compensation			Long Term Compensation		All Other Compensation
					Awards	Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs[1] Granted (#)	LTIP[2] Payouts ($)	All Other Compensation ($)
IAN A. DENNIS	2004	Nil[3]	Nil	Nil	Nil	Nil	Nil
President, Acting CEO & CFO	2003	Nil[3]	Nil	Nil	Nil	Nil	Nil
	2002	Nil[3]	Nil	Nil	Nil	Nil	Nil

Notes:

1. "SARs" or "Stock Appreciation Right" means any right granted by the Company as compensation for services rendered, to receive a payment of cash or issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

2. "LTIP" or "Long Term Incentive Plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include options or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.
3. Ian A. Dennis receives no compensation from the Company, however he receives remuneration from Genetic Technologies Limited, the principal shareholder of the Company, for his services as Executive Director of Genetic Technologies Limited, which services include managing the Company. No specific portion of the compensation paid to him by Genetic Technologies Limited is allocated for his services to the Company.

Long Term Incentive Plan Awards

The Company does not have a long term incentive plan for the Named Executive Officer.

Grant of Stock Options

No stock options were granted by the Company to the Named Executive Officer during the financial year ended April 30, 2004.

Exercise of Stock Options/Aggregate Year End Value

The following table sets forth details of the financial year-end value of unexercised stock options on an aggregate basis held by the Named Executive Officer. No stock options were exercised by the Named Executive Officer during the financial year ended April 30, 2004.

Aggregated Option/SAR Exercises During the Financial Year Ended April 30, 2004 And Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money-Options at FY-End ($) Exercisable/Unexercisable
IAN A. DENNIS *President, Acting CEO & CFO*	N/A	N/A	120,000 (Exercisable) (1)	$9,600(2)

Notes:
1. Option to purchase 120,000 Common shares at $0.20 per share exercisable until February 3, 2005.
2. Based on the closing price of $0.28 for the Common shares of the Company on March 15, 2004, being the last trading day prior to April 30, 2004, the net aggregate value was $9,600.

The Company did not have a formal stock option plan in place at the time of the grant of this stock option to the Named Executive Officer. Instead, options to purchase common shares in the capital stock of the Company were granted by the Board of Directors. The maximum number of common shares which can be issued under stock options without obtaining disinterested shareholder approval is 10% of the issued capital of the Company at the time of grant. The stock option was granted to the Named Executive Officer granted under the policies of the TSX Venture Exchange (then the Canadian Venture Exchange) and under its policies the exercise price of the stock options was not permitted to be lower than the closing price of the shares of the Company on the trading day immediately preceding the date of news release announcing the grant less 25%, subject to a minimum price of $0.10. The terms of the stock option agreement provides that the option will terminate 90 days after the optionee ceases to be in at least one of the following relationship to the Company: director, senior officer or employee of the Company, except by reason of the death of the optionee, in which case the optionee's personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock options. On August 7, 2003, the directors adopted a Stock Option Plan which was approved by the shareholders of the Company on September 12, 2003 and which requires annual ratification at the Meeting. See "Stock Option Plan" below.

Pension Arrangements

The Company does not have any pension arrangements in place for the Named Executive Officer.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company had no arrangement in respect of compensation to be paid to the Named Executive Officer in the financial year ended April 30, 2004. There are no compensatory plans or arrangements between the Company and the Named Executive Officer with respect to the resignation, retirement or other termination of employment of the Named Executive Officer, a change in control of the Company or a change in the Named Executive Officer's responsibilities following a change in control of the Company involving an amount, including all periodic payments or instalments, exceeding $100,000.

Compensation of Directors

No director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a) any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b) any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c) any arrangement for the compensation of directors for services as consultants or experts.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at April 30, 2004.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	288,500	$0.2451	212,466
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	288,500		212,466

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No executive officer, director, employee, former executive officer, former director, former employee, proposed nominee for election as a director, or associate of any such person has been indebted to the Company at any time since the commencement of the Company's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, "informed person" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in this Circular, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("**MI 52-110**") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors, as set forth in the following.

The Company's audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to this Circular.

The Company's audit committee is comprised of three directors, Frederick Bart, Chair, Ian A. Dennis and Elizabeth Sy. As defined in MI 52-110, Ian A. Dennis and Frederick Bart are not "independent" and Elizabeth Sy is "independent". Also as defined in MI 52-110, all of the audit committee members are "financially literate".

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, "audit fees" are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax fees" are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees[(1)]	All Other Fees
April 30, 2004	$3,750	Nil	$500	Nil
April 30, 2003	$3,500	Nil	$500	Nil

Note:

1. Fees related to the preparation of the Company's T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a Venture Issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

PARTICULARS OF MATTERS TO BE ACTED UPON

RECEIPT OF FINANCIAL STATEMENTS

The Financial Statements of the Company for the financial year ended April 30, 2004, and the auditors' report thereon, will be presented to the Meeting.

APPOINTMENT OF AUDITORS

The shareholders of the Company will be asked to vote for the re-appointment of De Visser Gray, Chartered Accountants, as auditors of the Company for the ensuing year. **Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common shares represented by any such proxy in favour of a resolution re-appointing De Visser Gray, Chartered Accountants, as auditors for the Company for the ensuing year,** to hold office until the close of the next annual meeting of shareholders or until the firm of De Visser Gray, Chartered Accountants is removed from office or resigns. The shareholders will also be asked to approve and adopt an ordinary resolution authorizing the Board of Directors of the Company to fix the compensation of the auditors for the ensuing year. De Visser Gray, Chartered Accountants, have been the auditors of the Company since September 21, 1999.

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to elect four directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By - Laws of the Company, or with the provisions of the Yukon *Business Corporations Act.* No class of shareholders of the Company have the right to elect a specified number of directors or to cumulate their votes for directors.

The Board of Directors has not appointed an Executive Committee or a Compensation Committee. The members of the Company's Audit Committee as at the date hereof are Frederick Bart, Chair, Ian A. Dennis and Elizabeth Sy.

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupation, business or employment, the period of time for which each has been a director of the Company, and the number of Common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at August 4, 2004:

Name, Present Positions and Residence[1]	Present Principal Occupation, Business or Employment[1]	Date First Appointed as a Director	No. of Common Shares Beneficially Held or Controlled[1]
MERVYN JACOBSON *Director, Chairman of the Board & CEO* *London, England*	Executive Chairman, Genetic Technologies Limited[2]; Chief Executive Officer, XY, Inc. (private company; biotechnology, research and development); Self-Employed Medical Consultant.	May 7, 2001	3,918,499[3]
IAN A. DENNIS *Director, President, CFO & Secretary* *Greenwich, Australia*	Chartered Accountant; Executive Director, Genetic Technologies Limited[2]; Director, Electro Optic Systems Holdings Limited[4]	June 21, 1996	3,166[5]
FREDERICK BART *Director* *Sydney, Australia*	Businessman; Deputy Chairman, Genetic Technologies Limited[2]	November 7, 1996	50,000[5][6]
ELIZABETH SY *Director* *Makati, Philippines*	Director, October, 1975 to present, Shoemart Inc.; General Manager, May, 1997 to October, 1999, GFPP, Inc.; Senior Vice-President, Marketing, December, 2000 to present, SM Prime Holdings, Inc. (Philippine Stock Exchange)[7]	July 2, 2004	Nil[5]

Notes:

1. The information as to residence, present principal occupation, business or employment, and the number of Common shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. The information regarding the principal occupation, business or employment for Elizabeth Sy is for the past five years.
2. Genetic Technologies Limited is an Australian public company whose shares are listed on the Australian Stock Exchange. Its principal business is in biotechnological research and development.
3. Mervyn Jacobson owns directly no shares of the Company, however, as the Executive Chairman and the principal shareholder of Genetic Technologies Limited (owning approximately 34% of Genetic Technologies Limited), he exercises control or direction over the 3,918,499 Common shares of the Company owned by Genetic Technologies Limited. Through his approximately 34% ownership of Genetic Technologies Limited, he indirectly owns approximately 26.59% of the Company.
4. Electro Optic Systems Holdings Limited is an Australian public company whose shares are listed on the Australian Stock Exchange. Its principal business is the design, development and production of sophisticated laser technologies.
5. Through their ownership of shares of Genetic Technologies Limited, each of Ian A. Dennis, Frederick Bart and Elizabeth Sy indirectly own approximately 0.10%, 8.73%, and 0.75%, respectively, of the Company. However, the 3,918,499 shares of the Company owned by Genetic Technologies Limited are controlled by Mervyn Jacobson.
6. Fredrick Bart owns these shares indirectly through Security & Equity Resources Limited.
7. SM Prime Holdings, Inc. and Shoemart, Inc. belong to the SM Group of companies, a large Philippine conglomerate. SM Prime Holdings, Inc. is listed on the Philippine Stock Exchange and owns, develops and operates SM supermalls in the Philippines. Shoemart, Inc., a private company, owns and operates the SM chain of department stores in the Philippines. GFPP, Inc. operates the Agana Shopping Centre in Guam.

No proposed director of the Company is, or within the 10 years before the date of this Circular has been, a director or executive officer of any company that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mervyn Jacobson, Ian A. Dennis and Frederick Bart, three of management's nominees for election as directors at the meeting, are nominees of the principal shareholder of the Company, Genetic Technologies Limited. The Company is a subsidiary of Genetic Technologies Limited and Mervyn Jacobson, Ian A. Dennis and Frederick Bart are executive officers of Genetic Technologies Limited.

STOCK OPTION PLAN

The policies of the Exchange require that listed companies adopt either a "rolling" stock option plan or a "fixed number" stock option plan. On August 7, 2003, the directors of the Company established the Company's Stock Option Plan (the "Plan"). The maximum number of Common shares of the Company reserved for issuance under the Plan is 10% of the issued and outstanding common shares of the Company on a "rolling" basis. Since that date, the shares of the Company have been listed on the NEX Board of the Exchange and companies so listed are not required to adopt a stock option plan. However, the Company wishes to maintain the Plan because the Exchange requires stock option plans for Tier 1 and 2 listed companies. Accordingly, the Company is seeking annual approval of the Plan by the shareholders at the Meeting.

Purpose of the Plan

The purpose of the Plan is to provide an incentive to the Company's directors, senior officers, employees and consultants to continue their involvement with the Company, to increase their efforts on the Company's behalf and to attract new employees. The Company has also decided to implement the Plan at this time to provide additional incentive for any persons who become new directors, officers or employees as a result of the acquisition of a new business opportunity.

General Description/Exchange Policies

The Plan is administered by the Board of Directors of the Company (the "Board") or, where applicable, by a Compensation Committee (the "Committee") appointed for such purpose by the Board. A full copy of the proposed form of Stock Option Plan is available to shareholders of the Company upon request and will be available at the Meeting.

The following is a brief description of the principal terms of the Plan, which description is qualified in its entirety by the terms of the Plan:

1. The maximum number of Common shares of the Company that may be reserved for issuance of stock options granted under the Plan shall not exceed 10% of the issued capital of the Company as at the date of the grant of any stock option under the Plan.

2. The exercise price of the stock options, as determined by the Board or the Committee in its sole discretion, shall not be less than the minimum price permitted by the policies of the Exchange. The current policies of the Exchange provide that the exercise price for stock options must not be less than the greater of $0.10 and the last closing price of the Company's shares before the date of grant, less a maximum discount of 25% where the closing price was up to $0.50, 20% where the closing price was $0.51 to $2.00 and 15% where the closing price was above $2.00, subject to adjustment in the event of a recent share consolidation or announcement of material information.

3. Stock options under the Plan may be granted by the Board or the Committee to:

(a) a senior officer, director or employee of the Company or an affiliate of the Company, or a company owned by any of them;

(b) a consultant (other than an employee or director of the Company) providing consulting, technical, management or other services to the Company, or a consultant company excluding (unless an exemption from prospectus requirements is available under applicable securities laws) a consultant providing investor relations services; and

(c) an employee of a corporation providing management services to the Company, which management services are required for the ongoing successful operation of the business enterprise of the Company but excluding a person engaged in investor relations activities.

4. The aggregate number of Common shares of the Company that may be reserved for issuance under the Plan is restricted as follows:

(a) the aggregate number of Common shares that may be reserved for issuance for a stock option to any one individual in a 12 month period must not exceed 5% of the issued shares of the Company at the time of grant of the stock option;

(b) the number of options granted to a consultant in a 12 month period must not exceed 2% of the issued shares of the Company at the time of grant of the stock option; and

(c) the aggregate number of options granted to employees involved in investor relations activities must not exceed 2% of the issued shares of the Company in any 12 month period, at the time of grant of the stock option.

5. The term for exercise of stock options for listed companies designated as Tier 2 issuers on the Exchange is a maximum of five years from the date of grant provided that in the event of the optionee's death, the exercise period shall not exceed the lesser of one year from the date of the optionee's death and the expiry date of the stock option. In addition, as long as the Company is classified as a Tier 2 issuer by the Exchange, stock options may only be exercised until the earlier of the expiry date and a period of not more than 90 days after the optionee ceases to be a qualified optionee, except in the case of persons providing investor relations activities to the Company where it is limited to the earlier of the expiry date and a period of not more than 30 days after such optionee ceases to be a qualified optionee.

6. All options shall be non-assignable and non-transferable except as between an optionee and a wholly owned personal corporation, with the consent of the Exchange.

7. The decrease in the exercise price of stock options previously granted to insiders requires approval by a "Disinterested Shareholder Vote" prior to exercise of such repriced stock options.

8. A "disinterested shareholder vote" is required to approve the decrease in the exercise price of stock options previously granted to insiders prior to the exercise of such repriced stock options, or to approve the grant to insiders, within 12 month period, of a number of options exceeding 10% of the issued Common shares of the Company.

Shareholder Approval

Accordingly, the shareholders of the Company will be asked at the Meeting to pass an ordinary resolution to approve the Plan and the granting of stock options to insiders under the Plan in substantially the following form:

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Stock Option Plan adopted by the directors of the Company on August 7, 2003 be and is hereby approved, ratified and confirmed;

2. the Company's directors be and they are hereby authorized until the date of the next annual meeting to grant stock options pursuant to the terms and conditions of the Stock Option Plan entitling the holders to purchase up to a maximum of 10% of the issued and outstanding Common shares of the Company determined at the time of each grant of stock options on a "rolling" basis;

3. the granting of stock options to insiders of the Company under the Stock Option Plan be and it is hereby approved; and

4. any director or officer of the Company be and is hereby authorized, for or on behalf of the Company, to execute and deliver all documents and instruments and to take such other actions as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this ordinary resolution.

If the Plan is not approved by the shareholders, the Company will not be in a position to offer increased incentives to its present or future directors, officers, employees and independent consultants.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

GENERAL

Unless otherwise directed, it is management's intention to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common shares.

ADDITIONAL INFORMATION

Additional information concerning the Company is available on SEDAR at www.sedar.com. Financial information concerning the Company is provided in the Company's comparative financial statements and Management Discussion and Analysis for the financial year ended April 30, 2004.

Shareholders wishing to obtain a copy of the Company's financial statements and Management's Discussion and Analysis may contact the Company as follows:

Gtech International Resources Limited
Suite 2, Level 12,
75 Elizabeth Street
Sydney, NSW 2000
Australia
Telephone: (612) 9233 5015
Fax: (612) 9232 5313
Website: www.gtechinternational.com

DIRECTORS' APPROVAL

The contents and sending of this Circular have been approved by the Directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) *"Ian A. Dennis"*
President

Sydney, Australia
August 5, 2004

SCHEDULE A

GTECH INTERNATIONAL RESOURCES LIMITED
(the "Company")

AUDIT COMMITTEE CHARTER

Purpose of the Committee

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "**Board**") of the Company is to provide an open avenue of communication between management, the Company's independent auditors and the Board and to assist the Board in its oversight of:

(a) the integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;

(b) the Company's compliance with legal and regulatory requirements related to financial reporting; and

(c) the independence and performance of the Company's independent auditors.

The Committee shall also perform any other activities consistent with this Charter, the Company's Bylaws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at lease three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditors' responsibility is to audit the Company's financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditors to be nominated for the purpose of auditing the Company's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditors. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditors. The independent auditors shall report directly to the Committee.

Authority and Responsibilities

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1. Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2. Review the appointments of the Company's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3. Review with management and the independent auditors the adequacy and effectiveness of the Company's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4. Review with management and the independent auditors the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5. Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6. Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7. Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditors' judgment about the quality and appropriateness of the Company's accounting policies. This review may include discussions with the independent auditors without the presence of management.

8. Review with management and the independent auditors significant related party transactions and potential conflicts of interest.

9. Pre-approve all non-audit services to be provided to the Company by the independent auditors.

10. Monitor the independence of the independent auditors by reviewing all relationships between the independent auditors and the Company and all non-audit work performed for the Company by the independent auditors.

11. Establish and review the Company's procedures for the:

    (a) receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

    (b) confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12. Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13. Perform such other functions and exercise such other powers as are prescribed form time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the *Business Corporations Act* (Yukon) and the Bylaws of the Company.

Exemption No. 82-3779.

Gtech International Resources Limited

Annual Management Discussion and Analysis
(Form 51-102F1)
For the Year ended 30 April 2004

The following discussion of the results and financial position of the Company for the year ended 30 April 2004 should be read in conjunction with the Information provided in the 2004 Annual Report of the Company and the material herein as of this 5th day of August 2004.

Description of Business

The Company has previously announced that it had decided to focus the activities of the Company on seeking to find a new biotechnology opportunity to inject into the Company. The Company realised all its listed securities during the financial year ended 30 April 2004 and now holds the majority of its assets in cash deposits.

The Directors anticipate that once they have identified a suitable biotechnology project that they may call a Special Meeting of Shareholders to consider and vote on the change of business direction. It is likely that once a suitable biotechnology project identified and approved by shareholders that further placements will be made to raise additional funds for the project.

The Company still has a 1.5% net smelter royalty on the Aurex Property which Expatriate Resources Limited may purchase at any time for C$1m.

Selected Annual Information

The following table sets forth selected financial information of the Company as at the end of each of the last three financial years up to and including 30 April 2004. The financial information is derived from the Financial Statements of the Company which were audited by De Visser Gray, Chartered Accountants. Accounting policies are listed in Note 2 of the Financial Statements of the Company as at 30 April 2004. Financial information is prepared according to Canadian GAAP and is reported in Canadian $.

	2004	2003	2002
	$	$	$
Total revenues	168,834	1,100	103,781
Income or loss before discontinued operations and extraordinary items	140,121	(28,554)	(33,021)
Net income or loss	140,121	(28,554)	(33,021)
Net income (loss) per share	0.03	(0.01)	(0.01)
Fully diluted net loss per share	0.03	(0.01)	(0.01)
Total assets	508,738	186,580	215,133
Working capital	505,501	183,380	211,934
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared per share for each class of share	Nil	Nil	Nil

Results of Operations

The Company reported a net profit for the fiscal year ended April 30, 2004 of $140,121 compared to a net loss of $28,554 for the fiscal year ended April 30, 2003. Total expenses for the fiscal year ended April 30, 2004 were $28,713 compared to the fiscal year ended April 30, 2003 of $29,654. There were costs of Nil in the fiscal ended April 30, 2004 compared to $Nil incurred in the fiscal year ended April 30, 2003 in relation to seeking out biotechnology opportunities for the Company as stated in the Description of Business section in this report.

Revenue for the fiscal year ended April 30, 2004 consisted of interest received of $6,036 compared to the fiscal year ended April 30, 2003 of $1,100. In the fiscal year ended April 30, 2004 the company received $246,798 from the proceeds of sale of securities compared to $Nil in the fiscal year ended April 30, 2003.

Summary of Quaterly Results

The following table sets forth a comparison of revenue and earnings for the previous eight quarters ending with 30 April 2004. Financial information is prepared according to Canadian GAAP and is reported in Canadian $.

Quarter Ended	Total Revenues	Net Income (Loss)[1]	Net income (loss) per share
30 April 2004	2,531	(5,798)	(0.001)
31 January 2004	110,016	110,810	0.0220
31 October 2003	55,325	34,815	0.0069
31 July 2003	961	294	0.0001
30 April 2003	310	(10,517)	(0.003)
31 January 3003	278	(692)	(0.003)
31 October 2002	303	(10,780)	(0.003)
31 July 2002	374	(6,565)	(0.0017)

Note:

(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2002, 2003 and 2004. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

Liquidity

As at April 30, 2004, the Company had cash on hand of $508,469, which is sufficient to meet the ongoing obligations as they become due. These funds will be applied towards the investigation of biotechnology opportunities and general working capital.

The parent company, Genetic Technologies Limited has indicated its willingness to subscribe for additional shares in the capital of Gtech International Resources Limited should the need for additional capital be required.

Financings, Principal Purposes and Milestones

Apart from the exercise of 1,300,000 warrants on 9 May 2003 by Genetic Technologies Limited, there were no financings during the fiscal year ended April 30, 2004.

On 4 June 2001, the Company announced that it would be using the funds from the private placement to pursue new business opportunities in the field of biotechnology with the assistance of the parent company, Genetic Technologies Limited.

During the fiscal year ended April 30, 2004 the Company incurred expenses amounting to C$Nil (April 30, 2003 - $Nil) in relation to pursuing biotechnology business opportunities. None of the projects investigated to date have been suitable for the Company.

A table setting out the funds raised for biotechnology opportunities and the application of funds for that purpose is set out below.

	Fiscal year ended April 30, 2004	Fiscal year ended April 30, 2003
Balance of proceeds from May 2001 private placement	27,062	27,062
Amount applied towards seeking biotechnology opportunities during the period	-	-
Amount available to be applied towards biotechnology opportunities during future period	27,062	27,062
Anticipated amount to be spent during the fiscal year ended April 30, 2005 on seeking biotechnology opportunities	27,062	27,062

Directors and Officers

Dr. Mervyn Jacobson	Chairman, Director and CEO
Ian A Dennis	Director, President, Secretary and CFO
Fred Bart	Director
Arthur J McFaull	Director

Subsequent to year end, Arthur J. McFaull resigned as a director and Elizabeth Sy was appointed a director to fill the vacancy.

The Company is dependent on a small number of key directors and officers. Loss of any of those persons could have an adverse affect on the Company. The Company does not maintain "key-man" insurance with respect to any of its management.

Transactions with Related Parties

On 9 May 2003, Genetic Technologies Limited of Australia exercised 1,300,000 warrants at an exercise price of C$0.14 which raised cash of C$182,000. As a result of this transaction Genetic Technologies Limited now owns 3,918,499 shares in the Company representing 78.22% of the Company's outstanding shares. Dr Mervyn Jacobson, Ian Dennis and Fred Bart are directors of both Gtech International Resources Limited and Genetic Technologies Limited.

Fourth Quarter

Revenue for the quarter ended 30 April 2004 consisted of interest received of $2,531 (2003 - $310. The net loss for the quarter ended 30 April 2004 was $5,798 (2003 - $10,517).

As at 30 April 2004, the Company had cash at bank of $508,469 (2003 - $102,517) which is being held for possible future acquisitions in the biotechnology field.

Other Information

No external investor relations activities were carried out during the quarter.

The company maintains a web site at http://www.gtechinternational.com, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Outstanding Share Data as at date of the Report

Authorized

Unlimited number of common shares without nominal or par value.

Issued and outstanding

	Number of Shares	Amount
Balance, April 30, 2003	3,709,667	$4,638,710
Add		
Exercise of warrants on May 9, 2003 at C$0.14	1,300,000	-
Balance, April 30, 2004	5,009,667	$4,638,710

Summary of options outstanding:

Type	Number Outstanding	Exercise Price $	Expiry Date
Options			
	158,500	0.20	February 3, 2005
	130,000	0.38	May 22, 2006
Total	288,500		

As at the date of this report there are no warrants or other convertible securities outstanding.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in forward-looing statements.

BY ORDER OF THE BOARD

(Signed) *"Ian A. Dennis"*

President, Director and CFO

(Signed) *"Dr Mervyn Jacobson"*

Chairman, Director and CEO

Exemption No. 82-3779.

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Dr. Mervyn Jacobson, being Chairman, Director and Chief Exectuive Officer of Gtech International Resources Limited (the "issuer"), hereby certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of the issuer for the period ending April 30, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial conditions, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: August 5, 2004

"Dr. Mervyn Jacobson"

Dr. Mervyn Jacobson
Chairman, Director and Chief
Executive Officer
Gtech International Resources Limited

Exemption No. 82-3779.

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Ian Alistair Dennis, being a Director, President and Chief Financial Officer of Gtech International Resources Limited (the "issuer"), hereby certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of the issuer for the period ending April 30, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial conditions, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: August 5, 2004

"Ian Alistair Dennis"

Ian Alistair Dennis
Director, President and Chief Financial Officer
Gtech International Resources Limited

GTECH INTERNATIONAL RESOURCES LIMITED

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "**Meeting**") of **Gtech International Resources Limited** (the "**Company**") will be held at the offices of the Company, Suite 2, Level 12, 75 Elizabeth Street, Sydney, NSW 2000, Australia, on Thursday, the 16th day of September, 2004, at the hour of 3:00 p.m. (Sydney, Australia time), for the following purposes:

(a) to receive the Report of the Directors to the Shareholders;

(b) to receive and consider the Financial Statements of the Company for the financial year ended April 30, 2004, together with the report of the auditors thereon;

(c) to appoint auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

(d) to elect Directors of the Company for the ensuing year;

(e) to approve, adopt and ratify the ordinary resolution as set out in the Management Proxy Circular of the Company dated August 5, 2004 ("**Circular**") accompanying this Notice of Meeting, relating to the Stock Option Plan of the Company; and

(f) to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular, form of Proxy, Financial Statement Request Form, the Financial Statements of the Company for the financial year ended April 30, 2004, and the auditors' report thereon, and the Management Discussion and Analysis.

Shareholders who are unable to attend the Meeting are requested to read the information on the reverse of the enclosed form of Proxy and then to complete, date, sign and deposit the form of Proxy in accordance with the instructions set out in the Proxy and in the Circular.

BY ORDER OF THE BOARD

(Signed) *"Ian A. Dennis"*

President

Sydney, Australia
August 5, 2004

Exemption No. 82-3…

PROXY SOLICITED BY MANAGEMENT OF THE COMPANY

Type of Meeting: Annual and Special
Name of Company: GTECH INTERNATIONAL RESOURCES LIMITED (the "Company")
Meeting Date and Time: Thursday, September 16, 2004 at 3:00 p.m. (Sydney, Australia time)
Meeting Location: Offices of the Company, Suite 2, Level 12, 75 Elizabeth Street, Sydney, Australia (the "Meeting")'

The undersigned shareholder of the Company hereby appoints Ian A. Dennis, President of the Company, or, failing him, Frederick Bart, a director of the Company, or in place of both of the foregoing,__________________(print name), as proxyholder for and on behalf of the undersigned, to attend, vote and act for and in the name of the undersigned shareholder at the Meeting and at every adjournment thereof. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the Meeting and any adjournment thereof.

UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE NOMINEE IS HEREBY INSTRUCTED TO VOTE THE COMMON SHARES OF THE COMPANY HELD BY THE UNDERSIGNED AS SPECIFIED HEREIN.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR OR AGAINST OR WITHHELD IN RESPECT OF THE MATTERS LISTED IN ACCORDANCE WITH THE CHOICE, IF ANY, INDICATED IN THE SPACE PROVIDED ON ANY POLL THAT MAY BE CALLED FOR. IF NO CHOICE IS INDICATED, THE PROXY WILL BE VOTED FOR SUCH MATTER.

IF ANY AMENDMENTS OR VARIATIONS ARE TO BE VOTED ON, OR ANY FURTHER MATTERS COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED ACCORDING TO THE BEST JUDGMENT OF THE PERSON VOTING THE PROXY. THIS FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Management Information Circular)

	For	Against	Withhold
1. To authorize the Directors to fix the Auditors' remuneration.			N/A
2. To appoint De Visser Gray, Chartered Accountants as the Auditors of the Company.		N/A	
3. To elect Mervyn Jacobson as a Director.		N/A	
4. To elect Ian A. Dennis as a Director.		N/A	
5. To elect Frederick Bart as a Director.		N/A	
6. To elect Elizabeth Sy as a Director		N/A	
7. To approve, adopt and ratify the ordinary resolution as set out in the Management Proxy Circular relating to the Stock Option Plan of the Company			N/A

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the meeting.

SIGN HERE: ________________________
Print Name:________________________
Date: ________________________
THIS PROXY IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE INFORMATION ON REVERSE.

Exemption No. 82-3779

August 24, 2004

GTECH INTERNATIONAL RESOURCES LIMITED

Rule 12(g)3-2(b)(1)(i)

INDEX

1. Material filed with the Yukon Registrar of Companies as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies or regulators as required to maintain the Company's registration in the Province of British Columbia ("BC")

(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	June 17, 2004
	(ii)	BC	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	August 10, 2004 for year ended April 30, 2004
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(g)	Special Resolution		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations thereunder, and National Policy No. 41 and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Audited Financial Statements for financial year ended April 30, 2004 and MD&A & Certificate of CEO and CFO
(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	Not Applicable
(f)	BC Form 53-901F, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	August 10, 2004
(i)	Report of Exempt Distribution	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of MI 45-102	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable

(s)	Notice of Intention to Sell by a Control Person	Not Applicable

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Audited Financial Statements for financial year ended April 30, 2004 and MD&A & Certificate of CEO and CFO
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	Not Applicable
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form under MI 45-102	Not Applicable
(h)	Prospectus	Not Applicable
(i)	Amendment to Prospectus	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	August 10, 2004
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable

(r)	Expedited Notice of Private Placement, Exchange Forms 4F	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Forms 4K, Summary Form – Incentive Stock Options, and 4L, Declaration of Incentive Stock Options	Not Applicable

4. **Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)**

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Audited Financial Statements for financial year ended April 30, 2004 and MD&A & Certificate of CEO and CFO
(b)	Quarterly Interim Financial Statements	Not Applicable
(c)	Notice of AGM or EGM, Proxy and Information Circular	August 10, 2004
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82-3719

Yukon Community Services
Services aux collectivités

ANNUAL RETURN

BUSINESS CORPORATIONS ACT (Section 267 AND 293) Form 1-04

DÉCLARATION ANNUELLE

LOI SUR LES SOCIÉTÉS PAR ACTIONS DU YUKON (ARTICLE 267 ET 293) FORMULAIRE 1-04

-2 P 3:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. CORPORATION NAME:
GTECH INTERNATIONAL RESOURCES LIMITED

2. CORPORATE ACCESS NUMBER:
28530

3. PHYSICAL REGISTERED OFFICE ADDRESS
Suite 200, 304 Jarvis Street, Whitehorse, YT, Y1A 2H2

4. MAILING ADDRESS
Same as above.

5. FOR THE YEAR ENDING:
May 28, 2004

6. DATE OF

YYYY	MM	DD
1968	05	28

[ ] INCORPORATION [ ] REGISTRATION [ ] AMALGAMATION [X] CONTINUATION

7. **DIRECTORS**

NAME	ADDRESS
A.J. (Jim) McFaull	5 - 100 Lewes Boulevard, Whitehorse, YT, Y1A 3W1
Ian Alistair Dennis	2 Holdsworth Avenue, Greenwich, NSW, 2065, Australia
Frederick Bart	98 Victoria Road, Bellevue Hill, Sydney, NSW, 2023, Australia
Mervyn Jacobson	Flat 4, 34 St. Georges Drive, London, SWIV 4BN, England

8. **OFFICERS (example: President, Secretary, etc.)**

NAME	OFFICE HELD
Ian Alistair Dennis	President and Secretary
Mervyn Jacobson	Chairman of the Board

FILED
JUN 17 2004
F/DEPUTY REGISTRAR OF CORPORATIONS

All filing required by the Yukon *Business Corporations Act* have been made relating to any change in:

1. Directors Form 1-03
2. Registered office address Form 1-02, 11-04
3. Attorney(s) Address(es) 11-03
4. Articles, statements

9. DATE	SIGNATURE	TITLE
1/6/04	[signature]	PRESIDENT